Exhibit 99.(d)(2)

Schedule A

to the Investment Advisory Agreement

Dated as of October 20, 2023,

between WisdomTree Digital Trust

and WisdomTree Digital Management, Inc.

Name of Series	Fee %
WisdomTree Short-Term Treasury Digital Fund	0.05%
WisdomTree Long-Term Treasury Digital Fund	0.05%
WisdomTree Floating Rate Treasury Digital Fund	0.05%
WisdomTree 3-7 Year Treasury Digital Fund	0.05%
WisdomTree 7-10 Year Treasury Digital Fund	0.05%
WisdomTree TIPS Digital Fund	0.05%
WisdomTree 500 Digital Fund	0.05%
WisdomTree Technology & Innovation 100 Digital Fund	0.10%
WisdomTree Short-Duration Income Digital Fund	0.15%
WisdomTree Siegel Global Equity Digital Fund	0.15%
WisdomTree Siegel Longevity Digital Fund	0.15%
WisdomTree Siegel Moderate Digital Fund	0.15%
WisdomTree Government Money Market Digital Fund	0.25%